FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

POLICY OF DISCLOSURE, USE OF MATERIAL INFORMATION AND PRESERVATION OF CONFIDENTIALITY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

July 27, 2022.

1.               PURPOSE

The purpose of this Disclosure Policy (as defined below) is providing the rules to be observed by the Investor Relations Officer and other Obliged Persons (as defined below) regarding the disclosure of Material Information (as defined below) and the preservation of confidentiality of Material Information that has not been disclosed to the public. The Company’s Disclosure Policy was prepared under the terms of the CVM Resolution No. 44, of August 23, 2021.

Any questions concerning the provisions hereof, the applicable regulation issued by the Brazilian Securities and Exchange Commission (CVM) and/or the need to disclose information to the public shall be clarified by the Investor Relations Officer.

2.               COVERAGE

Companhia Brasileira de Distribuição and its controlled companies, direct or indirectly, that are not publicly-traded companies.

3.               GLOSSARY

Upon the adoption and interpretation of this Disclosure Policy, the terms listed below shall have the following meanings:

Controlling Shareholder: A shareholder or group of shareholders bound by a shareholders’ agreement or under common control, which holds direct or indirect control over the Company, as provided for in Corporation Law.

Managers: Officers and members, both permanent and deputy, of the Company's Board of Directors.

Stock Exchanges: B3 S.A. – Brasil, Bolsa, Balcão, as well as any other stock or other over-the- counter markets, organized for the trading of securities in general in which the Company holds Securities subject to trading.

Disclosure and Trading Committee or simply Committee: A body intended to assist the Company’s Investor Relations Officer, created with the purpose of helping them in performing their duties before the CVM.

Company: Companhia Brasileira de Distribuição.

Members of the Fiscal Council: The members of the Fiscal Council of the Company, both permanent or deputy.

Board of Directors: The Board of Directors of the Company.

CVM: The Brazilian Securities and Exchange Commission.

Investors Relations Officer: The Officer of the Company responsible for providing information to the investing public, CVM and the Stock Exchanges, as well as for updating the Company's publicly-held company registration before CVM, also responsible for the execution and monitoring of this Disclosure Policy.

Former Managers: Managers who no longer hold the position of Managers in the Company.

Material Information: It means any (i) decision made by a Controlling Shareholder; (ii) resolution made by the General Meeting or the Company’s management bodies; or (ii) any other act or fact of a political-administrative, technical, business or financial-economic nature which has occurred or is related to the Company’s businesses, and which may substantially affect (a) the trading price of Securities; (b) investors’ decisions to purchase, sell or keep such Securities; or (c) investors’ decisions towards exercising any rights inherent to their capacity of Securities holders. An exemplificative list of situations that may be defined as Material Information is provided by Article 2 of CVM Resolution 44.

Corporations Law: Brazilian Law No. 6,404, as of December 15, 1977, as amended.

Related Persons: Persons who have the following relation with any Obliged Person: (i) spouse, from whom they are not legally or extrajudicially separated, (ii) partner, (iii) dependent included in the annual income tax return of an individual, and (iv) companies directly or indirectly controlled by the Managers, members of the Fiscal Council, Controlling Shareholders or Related Persons.

Obliged Persons: (i) the Company, its Controlling Shareholders, Managers, members of the Fiscal Council or members of any other internal entities with technical or advisory functions in the Company, created by statutory provision, or still whoever person that, by virtue of their position, function or position in the Company, in the Controlling Shareholders, in Controlled Companies or Affiliated Companies, holds Relevant Information, as well as other professionals, who have expressly adhered to this Policy.

Disclosure Policy or simply Policy: This Policy of Disclosure, Use of Material Information and Preservation of Confidentiality.

CVM Resolution 44: The CVM Resolution No. 44, as of August 23, 2021, as amended.

Associated Companies: Companies in which the Company has significant influence, without controlling it, pursuant to paragraphs 1st, 4th and 5th of article 243 of the Corporation Law.

Controlled Companies: Companies in which the Company holds, directly or indirectly, shareholders’ rights that allows it to permanently have the majority of votes in the corporate resolutions and appoint the majority of managers.

Adhesion Term: The adhesion term to the present Disclosure Policy, to be signed in the terms of the Annex I to this Disclosure Policy.

Securities: Any shares, certificates of real estate receivables, subscription warrants, receipts and subscription rights, promissory notes, call or put options or derivatives of any kind, or any other securities or collective investment agreements issued by the Company or referenced to them that, by legal determination, are considered "securities", existing on the date of approval of this Disclosure Policy or that will be created later.

4.               GENERAL GUIDELINES

4.1.	Persons to whom this Disclosure Policy applies

•       The obligations provided by this Disclosure Policy apply to and must be adhered by all Obliged Persons.

•       The Obliged Persons shall expressly adhere hereto, upon execution of the Adhesion Term, under the terms of Annex I.

•       The Company shall keep at its headquarters the list of persons who have executed the Adhesion Term, with their respective identification and personal data, position or function, address and enrollment number before the Ministry of Economy Corporate Taxpayer Registry (CNPJ) or Individual Taxpayer Registry (CPF).

•       Any changes or alterations in the personal data of an Obliged Person shall be immediately informed to the Company, by communication sent to the Investor Relations Officer, who shall update and keep such personal data always available to the CVM.

•       The Adhesion Terms shall remain filed at the Company’s registry office for as long as the persons bound thereby remain related to the Company, and for at least five years following termination thereof.

4.2.	Duties and Responsibilities

•       The Investor Relations Officer shall:

(i)       Send to CVM and the Stock Exchanges, through the electronic system available at the webpage of CVM, immediately after becoming aware, of any Material Information concerning the Company's business;

(ii)       Care for the broad and immediate dissemination of Material Information, simultaneously in the Stock Exchanges and in all markets where the Company holds Securities subject for trading, as well as to investors in general; and

(iii)       Provide the competent agencies, upon demand, with all additional clarifications concerning the disclosure of Material Information.

•       The communication of Material Information to CVM and the Stock Exchanges shall be made immediately by means of a written document, which shall describe in detail the acts and/or facts occurred, indicating, as possible, the amounts involved and other clarifications necessary for full understanding thereof by CVM, the Stock Exchanges and the general market related to the disclosed Material Information.

•       The disclosure of Material Information shall be made through the world wide web, in (i) the website of the journal “Folha de São Paulo – Mercado: Publicidade Legal – Folha de São Paulo”, as allowed by CVM Resolution 44; and (ii) Company’s website (http://www.gpari.com.br/).

•       Whenever a Material Information is spread by any means of communication, including information to the press, or at meetings held by trade associations, investors, and analysts or with selected audience, either in the country or abroad, the Material Information shall be disclosed simultaneously to CVM, the Stock Exchanges and the market in general on the webpages indicated in the previous item.

•       Any Bound Persons who become aware of acts or facts that may be deemed to be Material Information shall proceed to the immediate communication thereof to the Investor Relations Officer.

•       The Obliged Persons aware of any information that might be classified as Material Information shall communicate said Material Information to the Investor Relations Officer immediately, and care that such information be handled with the adequate level of confidentiality, sharing such information only with whom needs to access such information and is aware of its confidential treatment.

•       Once any Obliged Person who become aware of a Material Information find that an omission has occurred upon disclosure thereof, which should otherwise had been disclosed under the terms of the laws and the prevailing regulation, they shall communicate said Material Information to the Investor Relations Officer immediately, so that such officer can disclose the Material Information to the market. If the omission persists, the Obliged Person can communicate CVM directly.

•       Whenever unusual oscillations in the price or quantity of traded Securities issued by the Company or related thereto are verified, or in which Material Information has failed to be provided to the Company, the Investor Relations Officer shall inquire the persons with access to Material Information in order to provide to the market an official statement by the Company.

•       The Material Information shall be disclosed preferably before the opening or following the closing of the trading hours at Stock Exchanges. If the latter are not functioning simultaneously, the disclosure shall be made in compliance with the trading hours of Stock Exchanges established in Brazil.

•       In cases it is mandatory that the disclosure of the Material Information occurs during trading hours, the Investor Relations Officer may, when communicating the Material Information, request the suspension of the trading of the Securities for the time necessary for the adequate dissemination of said information, always simultaneously to the Brazilian and foreign Stock Exchanges. The Investor Relations Officer must prove to the Brazilian Stock Exchanges that the requested suspension of trading also took place on foreign Stock Exchanges.

4.3.	Exceptions to the Immediate Disclosure and Communication of Material Information

•       Any acts or facts representing Material Information may not be disclosed if disclosure thereof exposes a lawful interest of the Company to risk.

•       The Company may decide to submit to CVM the matter relative to the disclosure to the public of Material Information that may put a lawful interest of the Company at risk.

•       Whenever facts related to the Material Information that has not been disclosed to the public escape the Company's control, or in case of verification of occurrence of atypical oscillation in the negotiation price or quantity of Securities, the Investor Relations Officer shall arrange for the Relevant Information to be immediately disclosed to CVM, Stock Exchanges and the market in general. The Company shall also investigate each occurrence at the Ombudsman Department, as well as adopt the measures and consequences applicable to defaulting Employees, with the Human Resources Manager, under the terms of the Disciplinary Measures and Consequences Policy (GPA.PL.01.03.0004).

4.4.	Duty to Keep Material Information Confidential

•       Obliged Persons shall keep strictly confidential all Material Information still undisclosed, and to which they have access as a result of their position or function, until said Material Information is disclosed to the public, caring that their subordinates and trustworthy third parties also care for the confidentiality of the information.

•       Even following disclosure to the public, the Material Information shall be deemed undisclosed until a reasonable time has elapsed in order for the market players to have received and processed the Material Information.

•       Only the Investor Relations Officer or the person appointed thereby shall be authorized to comment, clarify or provide details related to the content of the Material Information.

•       Obliged Persons shall not discuss Material Information in public places. Likewise, Obliged Persons shall only handle matters related to Material Information with those who need to know the Material Information.

•       Any Obliged Person leaving the Company shall still remain subject to confidentiality obligations until said information is disclosed to the competent bodies and to the market.

•       Any violations hereof verified by Obliged Persons shall be immediately informed to the Company, in the person of the Investor Relations Officer.

•       Should any Obliged Person find that a Material Information still undisclosed to the public is not entirely under the control of the Company, or, that an unusual oscillation has occurred in the trade, price or quantity of Securities traded, these facts shall be immediately informed to the Company, in the person of the Investor Relations Officer.

4.5.	Duty to Indemnify

Obliged Persons responsible for the breach of any provision hereof commit to fully and without any limitations compensate the Company and/or other Obliged Persons, for all losses incurred by the Company and/or other Obliged Persons, provided that such losses result, directly or indirectly, from said breach.

4.6.	Disclosure and Trading Committee

•       The Company shall have a Disclosure and Trading Committee, made up of five (5) members, holding the following positions in the Company: a. Chief Executive Officer; b. Chief Financial Officer; c. Investors Relations Officer; d. Press Officer; and e. General Counsel.

•       The Disclosure and Trading Committee shall function as an assistance body for the Company’s Investor Relations Officer, by assisting them in performing their functions before the CVM.

•       The Disclosure and Trading Committee shall meet upon a call by the Company’s Investor Relations Officer, in that all the decisions made by the Disclosure and Trading Committee shall be taken by the vote of the majority of its members, without prejudice to the powers granted to the Company’s Investor Relations Officer.

•       The call notices shall be made by electronic communication according to the advance period applicable to each specific subject matter, and the meetings may be held by conference call, videoconference or by any other electronic means of communication.

•       The main functions of the Disclosure and Trading Committee shall be: (i) To assist, discuss and recommend to the Investor Relations Officer, in respect of the information to be disclosed (or not) to the market and by what means, among which the Reference Form, the forms intended for filing with the SEC, any material facts, announcements to the market and press releases, providing grounds for such recommendation; and (ii) to assist the Investor Relations Officer in matters submitted by them to the committee within the scope of this Disclosure Policy.

4.7.	General Guidelines on the Conduct and Prudential Rules

•       For purposes of reducing the risk of leakage of Material Information, the Company shall limit the number of authorized spokespersons and inform the other collaborators involved about the prohibition to comment this sort of information.

•       The Company, whenever possible, shall arrange for the execution of Confidentiality Agreements or Clauses with all their interlocutors exposed to Material Information which have not yet been disclosed to the market.

4.8.	Term

This Disclosure Policy shall be effective on the date of its approval by the Board of Directors, and shall remain so for an indefinite term, until there is a resolution taken by Board of Directors deciding otherwise.

4.9.	Amendments

•       By means of resolution made by the Board of Directors, this Policy may be amended in the following situations: (i) whenever an express determination in this respect is issued by the CVM; (ii) upon any changes to the applicable legal and regulatory norms, to implement the necessary adaptations; and (iii) as the Board of Directors deems fit, during the process of evaluation of effectiveness of the procedures adopted.

•       Amendments to the Company’s Disclosure Policy shall be immediately communicated to CVM and to Stock Exchanges by the Investor Relations Officer, as required by the applicable rules, as well as to those adhering to the Disclosure Policy, to whom said amendments shall apply from the date of the disclosure thereof.

4.10.	Final Provisions

•       The Investor Relations Officer shall be the Officer in charge of implementing the procedures needed for compliance with the rules set forth in the Disclosure Policy and for the monitoring thereof.

•       Any doubts on the provisions contained in this Disclosure Policy or on the adoption of its provisions shall be directly sent to the Investor Relations Officer, who shall provide the relevant clarification or direction.

•       The provisions hereof apply to Bound Persons as of their execution of the Participation Agreement, without prejudice to the rules of CVM Resolution 44 applicable to Obliged Persons who have yet to execute the Adhesion Term.

•       The application hereof shall be submitted to a periodical monitoring by the Disclosure and Trading Committee which, whenever deems necessary, shall submit it to the analysis of the Company’s Human Resources and Corporate Governance Committee.

5.           PENALTIES

Employees that witness the breach of any of the rules above have the duty to report such breach to the Ombudsman Channel. Furthermore, the breach of rules and guidelines imposed herein may be considered a serious fault, subject to application of disciplinary sanctions based on the Ethics Committee Management Policy, GPA Ethics Code and in the Disciplinary Sanctions and Consequences Policy.

6.           REFERENCES

GPA Ethics Code

7.           ANNEXES

Annex I to the Policy on the Disclosure and Use of Material Information and on the Preservation of Confidentiality issued by Companhia Brasileira de Distribuição.

COMPLIANCE STATEMENT TO THE POLICY ON THE DISCLOSURE AND USE OF MATERIAL INFORMATION AND ON THE PRESERVATION OF CONFIDENTIALITY ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this present instrument, [name or company name], [identification], with address at [address], in the capacity of [position / controlling shareholder / service provider] at Companhia Brasileira de Distribuição, hereby states to have read the Policy on the Disclosure and Use of Material Information and on the Preservation of Confidentiality issued by Companhia Brasileira de Distribuição, as approved at a meeting of the Board of Directors held on October 27th, 2016, and undertakes to observe, comply with and care for the due performance of all provisions contained in said Disclosure Policy and its future amendments.

[Place], [Date]

______________________________

[Party]

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.